UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

RELATED PARTY AGREEMENTS

ITEM	RELATED PARTY AGREEMENT AGREEMENT TERMS AND CONDITIONS	RELATION WITH THE COMPANY (1)	ORIGINAL AMOUNT		MATURITY DATE	TERMINATION CONDITIONS	OUTSTANDING AMOUNT
			R$ THOUSAND / US$ THOUSAND	DATE			R$ THOUSAND / US$ THOUSAND	DATE
01	Banco Santander, S.A. (Spain) Loans and advances to credit institutions – deposit of availabilities outside of Brazil (overnight transaction) – Interest 0,17% per annum.	Controlling Shareholder	US$ 400,000	March 30, 2010	January 4th,2010	Upon maturity	R$ 718,080	March 30, 2010
02	Banco Santander, S.A. (Spain) Subordinated Debt issuance of securities with proceeds to be used for banking transactions. Interest of 13,8% per annum.	Controlling Shareholder	R$1,507,000	March 25, 2009	March 25, 2019	Upon maturity (2)	R$ 1,667,219	December 31, 2009
03	Banco Santander, S.A. (Spain) Subordinated Debt issuance of securities with proceeds to be used for banking transactions. Interest between 0,43% and 6,8% plus foreign exchange variation	Controlling Shareholder	N.A.	Variable	Up to July 11, 2014	Upon maturity	R$ 2,633,465	December 31, 2009
04	Sterrebeeck B.V. Dividends and interest over shareholders’ equity distribution Grupo Empresarial Santander, S.L. Dividends and interest over shareholders’ equity distribution	Controlling Shareholders’ affiliates	R$ 351,522 and R$ 388,161, respectively. R$ 278,869 and R$ 291,545, respectively		February 22, 2010	Upon maturity	0	March 30, 2010
05
Santander Benelux, S.A., N.V.
Financial assets for trading – Derivatives used for mitigation of the Company’s global exposure risks in its commercial transactions. Swaps, Options and forward agreements, especially with interest rates and foreign currency underlying assets
		Controlling Shareholders’ affiliates		Variable	Variable	Upon maturity	R$ 891,133	December 31, 2009

ITEM	RELATED PARTY AGREEMENT AGREEMENT TERMS AND CONDITIONS	RELATION WITH THE COMPANY (1)	ORIGINAL AMOUNT		MATURITY DATE	TERMINATION CONDITIONS	OUTSTANDING AMOUNT
			R$ THOUSAND / US$ THOUSAND	DATE			R$ THOUSAND / US$ THOUSAND	DATE
06
Santander Benelux, S.A., N.V.
Financial liabilities for trading – Derivatives used for mitigation of the Company’s global exposure risks in its commercial transactions. Swaps, Options and forward agreements, especially with interest rates and foreign currency underlying assets
		Controlling Shareholders’ affiliates	N.A.	Variable	Variable	Upon maturity	R$ 957,392	December 31, 2009
07	Banco Madesant – Sociedade Unipessoal S.A. - Funchal/Portugal – banking deposits with Banco Santander (Brasil) S.A., Grand Cayman Branch, formalized as Time Deposits.	Controlling Shareholder’s affiliate	US$ 1,100,000	March 26, 2010	February 28, 2011	Upon maturity	US$ 1,100,000	March 26, 2010
08	Banco Santander, S.A. (Spain) – London Branch Assignment Agreements of Import Finance and Export Prepayment transactions - Assignment rates: Libor + from 0.76% to 1.64% per annum.	Controlling Shareholder	US$ 723,527	March 29, 2010	March 29, 2010	Upon maturity	0	March 30, 2010
09	Banco Santander, S.A. (Spain) Assignment Agreement of an Export Prepayment transaction - Assignment rate: Libor + 1,27% per annum.	Controlling Shareholder	US$ 6,077	March 29, 2010	March 29, 2010	Upon maturity	0	March 30, 2010

(1) Mention in which of the following groups the counterparty is included: Controlled entity, Affiliate, Manager (or affiliated entity) or Controlling Shareholder (or affiliated entity).
(2) In January 22, 2010, we carried out the early redemption of the Subordinated Debt mentioned in this item, with Banco Santander, S.A. (Spain), as creditor, with original maturity in March 25, 2019, in the amount of R$ 1.507.000.000, according to the authorization granted by the Central Bank of Brazil on January 8, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 30, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President